John D. Held	2105 City West Blvd, Suite 500
Executive Vice President,	Houston, Texas 77042
General Counsel and Secretary	(713) 940-6116

August 28, 2013

[Filed via EDGAR]

John Cannarella

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:     Omega Protein Corporation – File No. 1-14003

Dear Mr. Cannarella:

As you requested, I am writing to confirm our conversation of yesterday.

Omega Protein Corporation (“Omega”) has received and is preparing responses to the Staff’s comment letter dated August 14, 2013 regarding its Form 10-K for the year ended December 31, 2012 and Form 10-Q for the quarter ended June 30, 2013.

With respect to timing, Omega will not, as we discussed, be able to respond within 10 business days from August 14 as a result of various factors, including scheduling the involvement of outside accounting resources in reviewing our response. Omega will respond to the Staff’s comment letter as promptly as possible, and at this point we anticipate being able to submit to you our proposed response on or before September 6, 2013. Should there be any change in that schedule (which we do not anticipate at this point), we would of course advise you promptly.

Thanks for your cooperative and helpful assistance.

Yours very truly,

/s/ John D. Held

John D. Held

JDH/lt

cc:     Bret Scholtes

         Andrew Johannesen